UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: May 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

UK ANNUAL REPORT AND ACCOUNTS AND NOTICE OF ANNUAL GENERAL MEETING

On May 18, 2017, Motif Bio plc (the “Company”) issued a press release in the United States and a regulatory news service announcement in the United Kingdom stating that its annual report and accounts for the year ended December 31, 2016 and the notice of annual general meeting have been posted to shareholders. In connection therewith, a copy of the press release, the regulatory news service announcement, the letter to shareholders, the notice of annual general meeting and the form of proxy card are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively.

The information contained in Exhibits 99.1 through 99.5 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated May 18, 2017, entitled “Publication of UK Annual Report and Accounts & Notice of AGM.”

Exhibit 99.2	Regulatory news service announcement issued by Motif Bio plc, dated May 18, 2017, entitled “Publication of UK Annual Report and Accounts & Notice of AGM.”

Exhibit 99.3	Letter to shareholders providing notice of the annual general meeting and annual report and accounts.

Exhibit 99.4	Notice of annual general meeting, dated May 15, 2017.

Exhibit 99.5	Form of proxy card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Robert Dickey IV
Name:	Robert Dickey IV
Title:	Chief Financial Officer

Date: May 18, 2017